SEC FILE NUMBER
1-7797

CUSIP NUMBER
693320202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PHH Corporation
Full Name of Registrant
Former Name if Applicable

3000 Leadenhall Road
Address of Principal Executive Office (Street and Number)

Mt. Laurel , New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 1, 2006, PHH Corporation (“PHH”, “Company”, “we” or “our”) issued a press release and filed a Current Report on Form 8−K (“Form 8-K”) with the Securities and Exchange Commission (“SEC”), indicating that we did not expect to meet the March 16, 2006 deadline to file our Annual Report on Form 10-K for the year ended December 31, 2005 (“Form 10-K”) because we had not yet finalized our financial statements for the fourth quarter and fiscal year 2005 and the audit of our 2005 financial statements is ongoing. Due to the continuing review of these matters and other matters described in the Form 8-K and in this Form 12b-25, we have determined that we will need to delay the filing of the Form 10-K beyond March 31, 2006. We are working diligently to complete the Form 10-K but are unable at this time to provide an expected date for the filing of the Form 10-K.

As disclosed in our prior SEC filings, on February 1, 2005, we began operating as an independent, publicly-traded company pursuant to a spin-off (“Spin-Off”) from Cendant Corporation (“Cendant”). In connection with the on-going preparation of our 2005 financial statements, we are reviewing our accounting treatment for transactions surrounding the Spin-Off and certain other matters not related to the Spin-Off and have identified a number of accounting matters requiring additional review, including but not limited to the following: (i) the allocation and valuation of certain Spin-Off deferred tax assets relating to certain alternative minimum tax credits and net operating loss carryforwards, which we expect may result in recording valuation allowances against these deferred tax assets and a charge to our net income during 2005 of between $25 million and $50 million; (ii) the reevaluation of $21 million of certain intangibles related to trademarks and customer lists in connection with the goodwill reallocation at the time of the Spin-Off and the resulting impairment previously recorded, which we expect may result in a reclassification to goodwill and an impairment of such goodwill, which could potentially be reflected as a charge to our net income during 2005 of as much as $21 million; (iii) the $239 million goodwill impairment taken as a result of the Spin-Off in the first quarter of 2005; (iv) the appropriateness of consolidating PHH Home Loans LLC, the mortgage joint venture between Cendant and PHH Mortgage which commenced operations in October 2005, in our consolidated financial statements; (v) the proper tax classification of derivatives, hedges and swaps used in our business, which may result in a charge to net income during 2005 of an amount we do not expect to exceed $5 million; and (vi) the appropriateness of not recording federal income tax reserves and valuation allowances associated with the amended and restated tax sharing agreement dated as of December 21, 2005 with Cendant post Spin-Off, which we expect may result in the creation of a reserve and/or valuation allowance and a charge to our net income during 2005. Since the filing of our Form 8-K, we have resolved the appropriateness of state tax effective rates included in our income tax provision, which will result in a charge of approximately $5 million to our net income during 2005. As disclosed in the Form 8-K, we expect that a material charge for impairment associated with certain of the assets described above may be required under generally accepted accounting principles.

Because our assessment and the preparation of our financial statements continues, the accounting matters identified at this stage as well as the potential impact of these matters on our financial statements remain preliminary and are subject to change. As we continue the process of evaluating the abovementioned accounting issues and completing the preparation of our 2005 financial statements, these and other material accounting issues may be identified which, individually or in the aggregate, may result in material impairments to assets and/or material adjustments to or restatements of our financial statements.

As we have continued to work toward concluding the process of assessing our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, we have identified a number of control deficiencies. We expect that some of these control deficiencies will be classified as material weaknesses and that others may be classified as significant deficiencies that alone or in the aggregate may constitute material weaknesses. A material weakness is a control deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 2), or combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions. As a result of management’s ongoing efforts to complete its assessment of our internal controls over financial reporting and in anticipation that certain significant deficiencies will be classified as material weaknesses by management and in our independent auditor’s internal control attestation report, we believe that we will need to continue to implement changes in our internal control over financial reporting. Further, as management finalizes its evaluations, we plan to remediate as promptly as possible any material weaknesses or other control deficiencies that may be identified.

For more information, please refer to our Current Reports on Form 8-K filed with the SEC on March 1, 2006 and March 17, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clair M. Raubenstine, Executive Vice President and Chief Financial Officer	(856)	917-1744
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because our assessment and the preparation of our 2005 financial statements continues, at this time, we are unable to present our results of operations for fiscal 2005 or provide an estimate of our expected net loss for 2005, primarily related to charges associated with the Spin-Off, or an estimate comparing our expected net loss for 2005 to the net income we reported for the year ended December 31, 2004. The accounting matters identified at this stage as well as the potential impact of these matters on our financial statements remain preliminary and are subject to change and we are unable at this time to estimate the potential impact of a number of items.

As we continue the process of evaluating the abovementioned accounting issues and completing the preparation of our 2005 financial statements, the accounting issues identified to date or other material accounting issues may be identified which, individually or in the aggregate, may result in material impairments to assets and/or material adjustments to or restatements of our financial statements.

This Notification of Late Filing on Form 12b−25 contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts.

You should consider the areas of risk described under the heading “Forward Looking Statements” in our periodic reports under the Securities Exchange Act of 1934, as amended, and those risk factors included as Exhibit 99 thereto, titled “Risk Factors Affecting our Business and Future Results,” in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

PHH Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ Clair M. Raubenstine
		Name:	Clair M. Raubenstine
		Title:	Executive Vice President
and Chief Financial Officer